(LOGO -- CAMPBELL RESOURCES INC.)



                                  PRESS RELEASE
                              For immediate release

               CAMPBELL RESOURCES ANNOUNCES SECOND QUARTER RESULTS


MONTREAL, AUGUST 10, 2006

HIGHLIGHTS

     -- Closing in escrow of the $10,000,000 private placement with Sprott Securities.

     -- Approval of the plans of arrangement by creditors and sanction by the Quebec Superior Court.

     -- Signing of a letter of intent to sell the Eastmain Mine Property to Eastmain Resources Inc.

     -- Nuinsco Resources Limited (TSX: NWI) assumes responsibility for the management of mining operations.

     --   Exploration program initiated on Merrill Island Property.

     -- Completion of audit of mineral resources on the Corner Bay deposit by Geostat.

     -- Copper Rand Mine wins O'Connell Safety Award for its safety performance during 2005.

                      ------------------------------------

Campbell Resources Inc. (TSX: CCH, OTC Bulletin Board: CBLRF) today announced financial and operating results for the second quarter and first six months of 2006 ended June 30, 2006. During the second quarter, Campbell implemented numerous initiatives as part of its plan to improve production and profitability at its Joe Mann and Copper Rand Mines, and made significant progress toward exiting CCAA as a well financed mining company focused on operational excellence and growth.

"Our objective over the past several quarters has been to position Campbell for growth as a gold and copper producer in the Chibougamau mining camp," said President and Chief Executive Officer Andre Fortier. "With the approval of the plans of arrangement, the Sprott financing, the addition of Nuinsco's operational expertise, initiation of a regional exploration program for additional feed to optimize mill throughput and the advancement of the Corner Bay copper deposit toward production during the second quarter, Campbell is now much better positioned to take advantage of its assets and provide shareholders with improving results."


FINANCIAL RESULTS

For the second quarter, Campbell recorded a net loss of $1.8 million, or $0.02 per share, compared with net income of $166,000, or $0.00 per share, for the same period in 2005. The 2005 results included other income of $1.6 million from the sale of its Bachelor Lake property. These do not include results from the Copper Rand Mine which are still being capitalized as the mine has not yet reached commercial production.

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Net metal sales for the second quarter of 2006 were $3.5 million, compared to
$4.8 million for the same period last year. These revenues include the sale in the second quarter of 4,403 ounces of gold at an average sale price of $679 per ounce (US$609 per ounce), compared to 7,872 ounces at an average sale price of $535 per ounce (US$432 per ounce) for the same period in 2005.

For the first six months of 2006, the Company recorded a net loss of $4.1 million, or $0.04 per share, compared to a net loss of $2.5 million, or $0.02 per share, during the same period in 2005.

Net metal sales for the first six months of 2006 were $5.9 million, compared to $9.9 million for the same period last year. The average sale price per ounce of gold was $666 (US$588) in the first half of 2006 and $529 (US$429) in the first six months of 2005.

Mining expenses for the second quarter of 2006 were $3.4 million, compared to $3.7 million recorded in the second quarter of 2005. The operating cost per ounce for gold sold in the second quarter of 2006 was US$602, compared to US$402 in the second quarter of 2005. Cost per ton of ore for the second quarter of 2006 was $129 compared to $94 in the second quarter of 2005.

Mining expenses for the first six months of 2006 were $6.2 million, compared to $9.3 million for the corresponding period in 2005. Direct costs in the 2005 period included $0.5 million for the clean-up of the Campbell mill which ceased operating in December 2004.


JOE MANN MINE

The Joe Mann Mine, originally scheduled to close in November 2005, produced 23,006 tons of ore in the second quarter of 2006 grading 0.215 oz/t gold (4,265 ounces), 0.33% copper and 0.185 oz/t silver with a recovery rate of 86.07% for gold, 96.24% for copper and 68.25% for silver.

During the first six months of 2006, the Joe Mann Mine produced 7,729 ounces of gold, 282,829 pounds of copper and 5,701 ounces of silver, compared to 15,729 ounces of gold, 474,198 pounds of copper and 11,101 ounces of silver in the same period of 2005.

During the quarter, production was impacted by interruption to the mining cycle due to falls of ground caused by ground movement, areas not being available for blasting due to a shortfall in drilling and holes squeezing, and less ore that anticipated in areas under development.


COPPER RAND MINE

Production in the second quarter was 20,969 tons of development ore grading 2.15% copper, 0.061 oz/t gold and 0.165 oz/t silver for total metal production of 886,229 pounds of copper and 1,095 ounces of gold. During the first six months of 2006, development ore totalled 42,836 tons grading 2.15% copper,
0.061 oz/t gold and 0.175 oz/t silver for total metal production of 1,813,447 pounds of copper, 2,199 ounces of gold and 5,133 ounces of silver.

Net metal revenues from development ore of $4.6 million were capitalized to development costs. The net development costs capitalized in the second quarter of 2006 was a reduction of $1.1 million compared $0.7 million with the second quarter of 2005 and a reduction of $1.2 million for the first six months of 2006 compared with an amount capitalized of $4.4 million the first six months of 2005.

During the quarter, development and production activities were affected by a shortage of development and long-hole drillers and maintenance personnel.


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The employees at Copper Rand were honoured to receive the Quebec Mining
Association's prestigious O'Connell trophy for mine safety. The Copper Rand Mine received the award for best safety performance in 2005 for underground mining operations with less than 400,000 man-hours per year, and is indicative of the commitment of Campbell and its employees to operational excellence.


MERRILL ISLAND MINE

Given its significant presence and infrastructure in the prolific Chibougamau mining camp, Campbell has undertaken a regional evaluation/exploration program to assess the potential for satellite deposits that can be profitably mined and processed at Campbell's existing facilities. In the second quarter, the Company identified the Merrill Island Mine, a past-producing open pit located within trucking distance -- approximately 5 kilometres -- of the Copper Rand Mill.

At current copper prices, exploration results are sufficiently positive for the Company to begin test mining the open pit. Mobilization of production equipment will be initiated during the coming weeks, with ore shipments to the Copper Rand Mill expected to begin in September. Concurrently with the test mining, further definition work will be undertaken with the objective of confirming the potential for mining some 200,000 tons in the initial phase and identifying the additional potential for a longer-term operation.


CORNER BAY PROPERTY

During the second quarter, the Company retained the services of Geostat Systems International Inc. ("Geostat") to complete a 43-101 compliant technical report on the Corner Bay deposit. The report entitled "Corner Bay Deposit, Audit of Mineral Resources" is accessible for review on the System of Electronic Documents Analysis and Retrieval ("SEDAR") at www.sedar.com.

The technical report recommends proceeding initially with the proposed underground bulk sample consisting of the extraction of 42,000 tonnes through the driving of a 665 metre ramp and development of two levels.


OUTLOOK

Campbell is very pleased with the progress it has made both structurally and operationally in the second quarter, and is looking ahead to further positive developments in the third quarter and beyond.

The transition to the management of mining operations by Nuinsco personnel which began May 1, 2006 is now complete. Significant changes have also been made to the operating organization at both the Copper Rand and Joe Mann Mines. The appointment of a General Manager of Mining Operations will become effective September 1, 2006 and will complete the re-organization process.

Measures implemented during the second quarter are expected to gradually impact operating results and the Company expects to benefit from the very favourable commodity price environment. The additional output from the Merrill Island open pit operation should also contribute to a better utilization of the Copper Rand mill capacity, and other potential satellite deposits will be evaluated on an ongoing basis.


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Work is proceeding on the implementation of the plans of arrangement approved by the creditors on June 26, 2006 and sanctioned by the Quebec Superior Court the following day. The preliminary short form prospectus is essentially finalized and is being submitted to regulatory authorities for approval before proceeding with the previously announced Rights Offering to shareholders for total proceeds of $5,194,602.


Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2004. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.



FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.                                  Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer     Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                       John Boidman, jboidman@renmarkfinancial.com
Fax:  514-875-9764                                       Tel.: 514-939-3989
afortier@campbellresources.com                           Fax:  514-939-3717
                                                         www.renmarkfinancial.com




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CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Expressed in thousands of Canadian dollars)
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
                                                                          JUNE 30    December 31
                                                                             2006           2005
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                                                                                $              $
ASSETS

Current assets
   Cash and cash equivalents                                                  857          1,772
   Restricted cash                                                            575            350
   Short-term investments                                                      27            125
   Receivables                                                              2,913          1,654
   Settlements receivable                                                   6,314          8,374
   Restricted deposits and exchange agreement                              49,861             --
   Production inventories                                                     338             67
   Supply inventories                                                       3,372          3,330
   Prepaids                                                                 1,708            877
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                                                                           65,965         16,549

Amount receivable from Copper Rand/Portage Restoration Fiduciary Trust      3,102          3,012
Restricted deposits and exchange agreement                                     --         49,723
Future income taxes                                                         1,395          1,324
Property, plant and equipment                                              55,890         59,955
Accrued benefit asset                                                       4,218          3,897
Deferred charges and other assets                                             241            183
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                                                                          130,811        134,643
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LIABILITIES

Current liabilities
   Short term loan                                                          4,705          6,606
   Accounts payable                                                        13,465         13,563
   Accrued liabilities                                                      4,846          3,695
   Current portion of long-term debt                                       68,504         18,037
-------------------------------------------------------------------------------------------------
                                                                           91,520         41,901

Asset retirement obligations                                                7,970          7,738
Long-term debt                                                                 19         49,745
Future income taxes                                                         4,827          4,756
-------------------------------------------------------------------------------------------------
                                                                          104,336        104,140
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SHAREHOLDERS' EQUITY

   Capital stock                                                           69,958         69,958
   Warrants, stock options and conversion rights                            2,796          2,771
   Contributed surplus                                                      1,404          1,404
   Deficit                                                                (47,683)       (43,630)
-------------------------------------------------------------------------------------------------
                                                                           26,475         30,503
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                                                                          130,811        134,643
=================================================================================================
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CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Expressed in thousands of Canadian dollars except per share amounts)
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
                                                           THREE MONTHS ENDED      SIX MONTHS ENDED
                                                                JUNE 30                JUNE 30
                                                              2006       2005        2006       2005
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                                                                                        $          $
GROSS METAL SALES                                            3,840      5,245       6,484     10,757
Treatment charges                                              367        420         634        859
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Net metal sales                                              3,473      4,825       5,850      9,898
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Expenses
   Mining                                                    3,385      3,746       6,186      9,299
   Depreciation and amortization                               778      1,582       1,541      3,244
   General administration                                      998        683       1,905      1,393
   Care and maintenance                                         45         86         121        178
   Exploration                                                (169)       190        (158)       349
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                                                             5,037      6,287       9,595     14,463
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Loss before the following items                             (1,564)    (1,462)     (3,745)    (4,565)
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Interest expense on short-term loan                            (96)       (82)       (224)      (125)
Interest expense on long-term debt                            (237)      (242)       (436)      (483)
Interest income                                                  9        490          16        891
Amortization of deferred charges                                --        (66)         --       (132)
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Loss from operations                                        (1,888)    (1,362)     (4,389)    (4,414)
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Other income (expense)
   Other income                                                177      1,554         389      1,966
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(Loss) income before taxes and non-controlling interest     (1,711)       192      (4,000)    (2,448)

Income and mining tax                                          (44)       (26)        (53)       (63)
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NET (LOSS) INCOME                                           (1,755)       166      (4,053)    (2,511)
=====================================================================================================
WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)            108 213    107,688     108,213    107,637
=====================================================================================================
LOSS PER SHARE UNDILUTED AND DILUTED                         (0.02)      0.00       (0.04)     (0.02)
=====================================================================================================
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